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                                                                       Exhibit 8

         [LETTERHEAD OF SILVER, FREEDMAN & TAFF, L.L.P. APPEARS HERE]


                             August 13, 1996



Board of Directors
Roosevelt Financial Group, Inc.
900 Roosevelt Parkway
Chesterfield, Missouri 63017



               Re: Federal Income Tax Consequences Arising From The Merger Contemplated By That Certain Agreement And Plan Of Merger And Reorganization By And Between Roosevelt Financial Group, Inc. And Community Charter Corporation Dated April 16, 1996 ("Agreement")


Gentlemen:

               In accordance with your request and to facilitate the filing and processing of the holding company application with regulatory authorities and the Registration Statement with the SEC relating to the transactions contemplated by the Agreement, set forth hereinbelow is the opinion of this firm relating to certain federal income tax consequences of the Merger pursuant to which Community Charter Corporation will be merged into Roosevelt Financial Group, Inc.

               Capitalized terms used herein which are not expressly defined herein shall have the meaning ascribed to them in the Agreement.

               The following assumptions have been made in connection with our opinions hereinbelow:

               1. The Merger will be implemented strictly in accordance with the terms of the Agreement.

               2. All conditions precedent contained in the Agreement shall be performed or waived prior to completion of the Merger.


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Board of Directors
Roosevelt Financial, Inc.
August 13, 1996
Page 2

           3. The representations of the parties to be made in their respective tax representation letters to counsel as of the Effective Time, in the form of Exhibits A and B hereto, shall be true and correct.

           4.   All of the shareholders of CCC are U.S. residents.


                                    OPINION
                                    -------

           Based solely on our review of the Agreement and the assumptions set forth hereinabove and our analysis and examination of federal income tax laws, rulings, regulations and judicial precedents as of the date hereof, we render the following opinion.

    (1)    The Merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A) of the Code. Neither CCC nor Roosevelt Financial will recognize any gain or loss as a result of the transaction. CCC and Roosevelt Financial will each be a party to the reorganization (Section 368(b) of the Code).

    (2) The basis of the assets received by Roosevelt Financial from CCC will be the same as the adjusted basis of those assets in the hands of CCC (Section 362(b) of the Code).

    (3) The holding period of the assets of CCC acquired by Roosevelt Financial in the Merger will include the period during which those assets were held by CCC immediately prior to the Merger (Section 1223(2) of the Code).

    (4) Pursuant to Section 381(a) of the Code but subject to the conditions and limitations set forth in Section 381(b) and (c) of the Code, Roosevelt Financial will succeed to and take into account the items of CCC described in
Section 381(c) of the Code including the earnings and profits of CCC as of the date of the Merger.

    (5) No gain or loss will be recognized by any CCC shareholder (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock) upon the exchange of CCC Common Stock solely for Roosevelt Financial Common Stock in the Merger.

    (6) The basis of the Roosevelt Financial Common Stock received by a CCC shareholder who exchanges CCC Common Stock solely for Roosevelt Financial Common Stock will be the same as the basis of the CCC Common Stock surrendered in exchange therefor (subject to any adjustments

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Board of Directors
Roosevelt Financial, Inc.
August 13, 1996
Page 3

required as the result of receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock).

     (7) The holding period of the Roosevelt Financial Common Stock received by a CCC shareholder will include the period during which the CCC Stock surrendered in exchange therefor was held (provided that such Common Stock of such CCC shareholder was held as a capital asset at the Effective Time).

     (8) Cash received by a CCC shareholder in lieu of a fractional share interest of Roosevelt Financial Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Roosevelt Financial Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the CCC stock was a capital asset in his hands at the Effective Time).

     (9) A CCC shareholder who receives only cash as a result of the exercise of appraisal rights will realize gain or loss for federal income tax purposes (determined separately as to each block of CCC Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such shareholder and (y) such shareholder's tax basis for the shares of CCC Stock surrendered in exchange therefor, provided that the cash payment does not have the effect of the distribution of a dividend. Any such gain or loss will be recognized for federal income tax purposes and will be treated as capital gain or loss. However, if the cash payment does have the effect of the distribution of a dividend, the amount of taxable income recognized generally will equal the amount of cash received; such income generally will be taxable as a dividend; and no loss (or other recovery of such shareholder's tax basis for the shares of CCC Common Stock surrendered in the exchange) generally will be recognized by such shareholder. The determination of whether a cash payment has the effect of the distribution of a dividend will be made pursuant to the provisions and limitations of Secton 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code.

          No opinion is expressed as to the tax treatment of the transactions under the provisions of any of the other sections of the Code and regulations thereunder which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transactions which are not specifically covered by the opinions set forth above. However, the financial accounting treatment of the transaction as a pooling of interests or a purchase will not affect the tax consequences above.

                                             Very truly yours,

                                             SILVER, FREEDMAN & TAFF

                                             /s/ Silver, Freedman & Taff
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